UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Securities Purchase Agreement

On January 19, 2024, Ostin Technology Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Buyer”) relating to the issuance and sale of a senior unsecured convertible note (the “Note”) in the principal amount of $550,000, at a purchase price of $500,000. The Note is convertible into ordinary shares, par value $0.0001 per share, of the Company.

On January 22, 2024, the Company completed its issuance and sale to the Buyer of the Note pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note were $500,000, prior to deducting transaction fees and estimated expenses.

Note

The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable on January 22, 2025 (the “Maturity Date”), which is twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company. The Note includes an original issue discount of $40,000, along with $10,000 for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note.

The Note has a redemption conversion price (the “Conversion Price”) equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.1436 (or such lower amount as permitted, from time to time, by Nasdaq or other principal market) per ordinary share (the “Floor Price”). Beginning on the date that is six (6) months from the Purchase Price Date until the Outstanding Balance (each as defined in the Note) has been paid in full, the Buyer may convert the Note at its option into ordinary shares at the Conversion Price up to the Maximum Monthly Redemption Amount (as defined in the Note), provided that, in no event shall there be an Equity Conditions Failure Amount on the applicable Redemption Date (each as defined in the Note), and such failure is not waived in writing by the Buyer; or shall the Conversion Price be less than the Floor Price. The Company may, at its election, prepay all or any portion of the Outstanding Balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the Outstanding Balance to be prepaid.

Upon the occurrence of a Trigger Event (as defined in the Note), the Buyer shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note), which are at 25% in the aggregate. In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the Outstanding Balance at the rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulation D promulgated thereunder.

The foregoing summaries of the Securities Purchase Agreement and the Note do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K, which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
4.1	Convertible Promissory Note dated January 19, 2024, by and between the Company and the Buyer

10.1	Securities Purchase Agreement dated January 19, 2024, by and between the Company and the Buyer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: January 26, 2024

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